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07004289

ANNUAL AUDITED REPORT

FORM X-17 A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-41415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MIDWOOD SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 BATTERY PARK PLAZA, 24th FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) **10004** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GENE KAPLAN **(212) 742-9600**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET, SUITE 1901 (Address) **NEW YORK** (City) **NY 10004** (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **GENE KAPLAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MIDWOOD SECURITIES, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2010

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MIDWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

MIDWOOD SECURITIES, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Midwood Securities, Inc.:

We have audited the accompanying statement of financial condition of Midwood Securities, Inc., as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Midwood Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 8, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

MIDWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	2,573,552
Cash and securities segregated for the exclusive benefit of customers		264,334
Receivable from clearing broker		218,817
Receivable from other brokers and dealers		251,414
Securities owned, at market value		681,065
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $555,790		60,140
Secured demand notes receivable		200,000
Other assets		230,836
	$	4,480,158

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	2,088,202
Employee compensation payable		385,409
Deferred rent		137,820
		2,611,431
Subordinated borrowings		200,000
Stockholders' equity:		
Common Stock, no par; 1000 authorized, 222 shares issued and outstanding		400,000
Retained earnings		1,268,726
Total stockholders' equity		1,668,726
	$	4,480,158

The accompanying notes are an integral part of this financial statement.

MIDWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Midwood Securities, Inc. (the "Company"), was incorporated on December 16, 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission, and is a member of New York Stock Exchange, National Association of Securities Dealers, Inc. Municipal Securities Rulemaking Board and SIPC.

The Company clears securities transactions through another broker-dealer on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company seeks to control the risk associated with customers transactions by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company is also engaged in various securities and brokerage activities in which counterparties primarily include banks and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions, commission revenues, and related expenses are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations. From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company. At December 31, 2006, marketable securities consisted primarily of federal government, state and municipal obligations.

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE 2 - CONTINUED

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the term of the operating lease.

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to stockholders. The Company is subject to certain state and local taxes which are reflected in the financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Actual results may differ from those estimates.

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits.

NOTE 3 - CASH AND SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash has been segregated in a special reserve account, maintained at a bank, to satisfy reserves established for potential future commission rebates to customers.

NOTE 4 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2006 and received in January 2007. The deposit with the clearing organization of $100,000 is required by the clearing agreement. The deposit is comprised of a U.S. government treasury note with a market value of $104,773 which value is included in investments in securities at market value on the Statement of Financial Condition (See Note 5).

MIDWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 5 - SECURITIES OWNED

At December 31, 2006, marketable securities consisted of:

Obligations of municipalities	$470,591
Obligations of U.S. government	164,153
Investment in NASDAQ Stock Market, Inc.	46,321
	$681,065

NOTE 6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture	$ 67,570
Equipment	522,417
Leasehold improvements	25,942
	615,929
Less accumulated depreciation	555,789
	$ 60,140

Depreciation expense for the year ended December 31, 2006 amounted to approximately $27,800.

NOTE 7 - ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consist of the following:

Reserve for research expenditures	$1,695,811
Operating expenses	392,391
	$2,088,202

NOTE 8 - SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2006, consist of two secured demand notes of $100,000 each maturing on June 30, 2007 and September 3, 2007. The secured demand notes bear interest at 5% per annum and are collateralized by cash and securities of approximately $274,000 at December 31, 2006. The secured demand notes are available in computing net capital under the Securities and Exchange Commission uniform net capital rule.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York and New Jersey under operating leases through September 2016. During the year, the Company entered into substitution and lease modification agreement for its office space in New York. Under this substitution agreement, the lease was extended for additional six years and eight months. In addition to base rent, the leases provide for the Company to pay certain expenses. The approximate minimum annual lease payments for office space at December 31, 2006 are as follows:

Year ended December 31	Minimum lease payments
2007	$ 200,160
2008	200,160
2009	200,160
2010	200,160
2011	217,910
Thereafter	1,058,053
	$2,076,603

The net rent expense incurred by the Company in 2006 was approximately $284,000.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2006, there were no legal proceedings pending against the Company.

NOTE 10- RELATED PARTY TRANSACTIONS

The Company leased from its principal stockholder a NYSE membership seat under an agreement through March 7, 2006. Payments to this stockholder totaled to $11,130.

NOTE 11- REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of $1,331,236 which was $1,081,236 in excess of the required minimum net capital at that date of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.86 to 1.

END